UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

36113B301
(CUSIP Number)

December 17, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 36113B301

1. Names of reporting persons
West End Special Opportunity Fund II, LP

2. Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☐

3. SEC use only

4. Citizenship or place of Organization:
Delaware

Number of shares beneficially owned by each reporting person with:

5. Sole voting power
0

6. Shared voting power
4,719,735

7. Sole dispositive power
0

8. Shared dispositive power
4,719,735

9. Aggregate amount beneficially owned by each reporting person
4,719,735

10. Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐

11. Percent of class represented by amount in Row (9)
10.7% (1)

12. Type of reporting person (see instructions)
PN

(1)	Based on 43,057,686 shares outstanding as of November 7, 2008.

Page 2 of 9 Pages

CUSIP No. 36113B301

1. Names of reporting persons
West End Capital Management LLC

2. Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☐

3. SEC use only

4. Citizenship or place of Organization:
Delaware

Number of shares beneficially owned by each reporting person with:

5. Sole voting power
0

6. Shared voting power
4,719,735

7. Sole dispositive power
0

8. Shared dispositive power
4,719,735

9. Aggregate amount beneficially owned by each reporting person
4,719,735

10. Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐

11. Percent of class represented by amount in Row (9)
10.7% (1)

12. Type of reporting person (see instructions)
OO

(1)	Based on 43,057,686 shares outstanding as of November 7, 2008.

Page 3 of 9 Pages

CUSIP No. 36113B301

1. Names of reporting persons
West End Financial Advisors LLC

2. Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☐

3. SEC use only

4. Citizenship or place of Organization:
Delaware

Number of shares beneficially owned by each reporting person with:

5. Sole voting power
0

6. Shared voting power
4,719,735

7. Sole dispositive power
0

8. Shared dispositive power
4,719,735

9. Aggregate amount beneficially owned by each reporting person
4,719,735

10. Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐

11. Percent of class represented by amount in Row (9)
10.7% (1)

12. Type of reporting person (see instructions)
OO

(1)	Based on 43,057,686 shares outstanding as of November 7, 2008.

Page 4 of 9 Pages

CUSIP No. 36113B301

1. Names of reporting persons
William Landberg

2. Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☐

3. SEC use only

4. Citizenship or place of Organization:
United States

Number of shares beneficially owned by each reporting person with:

5. Sole voting power
0

6. Shared voting power
4,719,735 (2)

7. Sole dispositive power
0

8. Shared dispositive power
4,719,735 (2)

9. Aggregate amount beneficially owned by each reporting person
4,719,735 (2)

10. Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐

11. Percent of class represented by amount in Row (9)
10.7% (1)(2)

12. Type of reporting person (see instructions)
IN, HC

(1)	Based on 43,057,686 shares outstanding as of November 7, 2008.
(2)

The filing of this Schedule shall not be construed as an admission that Mr. Landberg is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule.

Page 5 of 9 Pages

Item 1.

(a)	Name of issuer:
Fusion Telecommunications International, Inc.

(b)	Address of issuer’s principal executive offices:
20 Lexington Avenue, Suite 1718, New York, NY 10170

Item 2.

(a)	Name of person(s) filing:

This statement is being filed by: (i) West End Special Opportunity Fund II, LP , a Delaware limited partnership (“WESOF”); (ii) West End Capital Management LLC, a Delaware limited liability company (“WECM”), that is the General Partner of WESOP; (iii) West End Financial Advisors LLC, a Delaware limited liability company (“WEFA”), that it is the Investment Manager of WESOP; and (iv) William Landberg, a control person of WECM and WEFA by virtue of Mr. Landberg’s position as Chairman of WECM and as Chairman, Chief Executive Officer and Manager of WEFA.

(b)	Address or principal business office or, if none, residence:
The address for each of (i) WESOF, (ii) WECM, (iii) WEFA, and (iv) Mr. Landberg is: c/o West End Financial Advisors LLC 70 East 55th Street, 17th Floor New York, New York 10022

(c)	Citizenship:
WESOF is a Delaware limited partnership. Each of WECM and WEFA is a Delaware limited liability company. Mr. Landberg is a citizen of the United States.

(d)	Title of class of securities:
Common Stock, $0.01 par value

(e)	CUSIP No.:
36113B301

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8).
(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);
(j)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(J).

Page 6 of 9 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
See the cover pages for each of the reporting persons.

(b)	Percent of class:
See the cover pages for each of the reporting persons.

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote _________.
(ii) Shared power to vote or to direct the vote _________.
(iii) Sole power to dispose or to direct the disposition of _________.
(iv) Shared power to dispose or to direct the disposition of _________]
See the cover pages for each of the reporting persons.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2009
Date

/s/ William Landberg
Signature

West End Special Opportunity Fund II, LP, by its General Partner, West End Capital Management LLC by William Landberg, its Chairman
Name/Title

January 12, 2009
Date

/s/ William Landberg
Signature

West End Capital Management LLC by William Landberg, its Chairman
Name/Title

January 12, 2009
Date

/s/ William Landberg
Signature

West End Financial Advisors LLC by William Landberg, its Chairman
Name/Title

January 12, 2009
Date

/s/ William Landberg
Signature

William Landberg
Name/Title

Page 8 of 9 Pages

EXHIBIT 1

SCHEDULE 13G JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G to which this joint filing agreement is attached, agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings, and have duly executed this joint filing agreement as of the date set forth below.

January 12, 2009
Date

/s/ William Landberg
Signature

West End Special Opportunity Fund II, LP, by its General Partner, West End Capital Management LLC by William Landberg, its Chairman
Name/Title

January 12, 2009
Date

/s/ William Landberg
Signature

West End Capital Management LLC by William Landberg, its Chairman
Name/Title

January 12, 2009
Date

/s/ William Landberg
Signature

West End Financial Advisors LLC by William Landberg, its Chairman
Name/Title

January 12, 2009
Date

/s/ William Landberg
Signature

William Landberg
Name/Title

Page 9 of 9 Pages